BB

SEC MAIL PROCESSING SECTION
RECEIVED
APR - 1 2002
WASH, D.C. 365

SECURITIE 02021286 IISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Novest Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Piedmont Center Suite 200
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Scott (404) 231-1207
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company P.C.
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Avenue Suite 200 Atlanta, GA 30305
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neovest Trading, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

MAR 21 2003

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000
With
Independent Auditor's Report

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
of The Volume Investor, Inc. (a wholly-owned subsidiary of Neovest, Inc.)

We have audited the accompanying balance sheet of The Volume Investor, Inc. (a wholly-owned subsidiary of Neovest, Inc.) as of December 31, 2001 and 2000 and the related statements of operations, cash flows, and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of The Volume Investor, Inc. as of December 31, 2001 and 2000 and results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements.

February 22, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

THE VOLUME INVESTOR, INC.
BALANCE SHEET
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 377,437	$ 298,914
Receivable from clearing broker-dealer	50,220	47,789
Due from sales brokers	18,177	-
Other accounts receivable	3,127	32,814
Furniture and equipment, less accumulated depreciation of $323,823 and $237,150	184,518	229,865
Deferred income taxes	-	-
Due from officers	16,113	9,699
Due from related entity	33,434	10,000
Other assets	21,984	25,156
	$ 705,010	$ 654,237

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Accounts payable	$ 41,026	$ 22,979
Due to parent	134,500	57,594
Accrued customer claims	50,000	
Accrued commissions, wages and related taxes	92,138	88,056
Total Liabilities	317,664	168,629
Stockholders' Equity:		
Common stock, no par value; 6,000,000 shares authorized; 2,999,000 shares issued and outstanding	-	-
Paid in capital, net of receivable arising from sale of stock of $15,250	479,577	158,109
Retained earnings	(92,231)	327,499
Total Stockholders' Equity	387,346	485,608
	$ 705,010	$ 654,237

The accompanying notes are an integral part of these financial statements.

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions, fees and trading activities	$ 3,304,669	$ 2,957,676
Research	81,800	60,400
	3,386,469	3,018,076
EXPENSES		
Employee compensation and benefits	2,347,962	1,914,473
Clearing costs and payments to other broker-dealers	535,332	366,651
Communications	106,527	118,858
Occupancy	197,567	188,212
Customer claims	100,000	-
Other operating expenses	497,843	553,702
	3,685,231	3,141,896
NET LOSS BEFORE INCOME TAXES	<398,762>	<123,820>
INCOME TAX EXPENSE	-	<26,000>
NET LOSS	$ <398,762>	$ <149,820>

The accompanying notes are an integral part of these financial statements.

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	$ 23,109	$ 477,319	$ 500,428
Capital contribution	135,000		135,000
Net loss		<149,820>	<149,820>
Balance, December 31, 2000	158,109	327,499	485,608
Capital contributions	321,468		321,468
Net loss		<398,762>	<398,762>
Balance, December 31, 2001	$ 479,577	$ < 71,263>	$ 408,314

The accompanying notes are an integral part of these financial statements.

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ <398,762>	$ <149,820>
Noncash items included in net income:		
Depreciation	86,673	83,686
Deferred income taxes	-	26,000
Decrease in accounts receivable	27,256	101,782
Increase (decrease) in payables and accrued expenses	122,130	<57,108>
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	<162,703>	4,540
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in other assets	3,171	7,170
Decrease (increase) in loans to sales brokers	<18,177>	6,900
Purchase of property and equipment	<41,326>	<150,377>
NET CASH USED BY INVESTING ACTIVITIES	<56,332>	<136,307>
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loan from parent	5,938	57,594
Capital contributions and sale of common stock	321,468	135,000
Advances to officers	<6,414>	<9,699>
Advances to related entities	<23,434>	<10,000>
NET CASH PROVIDED BY FINANCING ACTIVITIES	297,558	172,895
NET INCREASE IN CASH AND CASH EQUIVALENTS	78,523	41,128
CASH AND CASH EQUIVALENTS		
Beginning of year	298,914	257,786
End of year	$ 377,437	$ 298,914

The accompanying notes are an integral part of these financial statements.

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Effective March 1996, the Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers. Effective November 1, 1999, the Company became a wholly-owned subsidiary of Neovest Holdings, Inc. ("Parent").

The Company's primary activities are research and brokerage of securities.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense accounts as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the Company's statement of income for the applicable period.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Revenues: Commission income and expenses are recorded on a trade date basis. Securities transactions of the Company are also recorded on a trade date basis.

Consideration of Credit Risk: The Company maintains its cash in bank and money market deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B--LEASES

The Company leases its office facilities and office equipment under operating leases. Operating lease expense for 2001 and 2000 was approximately $191,000 and $176,000, respectively.

NOTE B--LEASES (CONTINUED)

At December 31, 2001, the future minimum lease payments are as follows:

2001	$ 176,000
2002	176,000
2003	176,000
2004	132,000
Total	$ 660,000

NOTE C--RELATED PARTIES

The Company earned approximately $97,000 and $55,000 of commission revenues during 2001 and 2000, respectively, from entities related to the Company's stockholders.

During 2001 and 2000, the Company purchased consulting software, and web development services from related companies totaling approximately $32,000 and $38,000 respectively.

At December 31, 2001, the Company has an advance due from a related entity for $10,000, which is non-interest bearing and due on demand.

At December 31, 2001, the Company has a loan from its parent for $57, 594 that is non-interest bearing and payable on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE D--INCOME TAXES

Until October 31, 2000, the Company was an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company, through that date, flowed through to and were taxable to its stockholders and no liability for income taxes was reflected in the accompanying financial statements for the period ended October 31, 2000

Effective November 1, 2000, the Company became a wholly-owned subsidiary of Neovest, Inc. and its taxable income or loss is included in consolidated income tax returns filed by Neovest, Inc.

NOTE D--INCOME TAXES (CONTINUED)

The provision for income taxes is summarized as follows:

	2001	2000
Current income taxes	$ -	$ -
Deferred income tax (benefit) expense	26,000	(26,000)
Income tax expense (benefit)	$ 26,000	$ (26,000)

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference relates primarily to the use of cash basis reporting for income tax purposes. No deferred taxes are recorded at December 31, 2001, as deferred tax effects are insignificant.

The Company's deferred tax asset at December 31, 2000 is as follows:

Deferred tax assets arising from net operating loss carryforward	$ 26,000
Valuation allowance	-
Net deferred tax asset	$ 26,000

At December 31, 2001, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of the Company's consolidated tax return group of approximately $50,000, which expires in 2019.

NOTE E--RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all employees. Contributions are made at the discretion of the Company's board of directors. Matching contributions for 2001 totaled approximately $28,000. There were no contributions to the Plan by the Company for the year ended December 31, 2000.

NOTE F--NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $123,871 which was $73,871 in excess of its required net capital of $50,000 and the ratio of aggregate indebtedness to net capital was 2.4 to 1.0%.

NOTE G -- OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE H -- CUSTOMER CLAIM

In January 2002, the Company received customer complaints and claims arising from transactions of a former broker. The Company has accrued $50,000 as the estimated cost to settle these customer claims.

NOTE I -- NET LOSSES

The Company incurred net losses of $398,762 and $149,820 for the years ended December 31, 2001 and 2000, respectively, and has been dependent upon capital contributions from its Parent for working capital for both years. At February 22, 2002, the Company's officers have represented that the Parent has the intention and means to provide the Company with capital contributions so that the Company can meet its net capital and working capital needs through at least January 1, 2003.

THE VOLUME INVESTOR, INC.

Supplementary Information
Pursuant to Rule 179-S of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

NEOVEST TRADING, INC.
(Formerly The Volume Investor, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2001

Net Capital	
Total stockholder's equity qualified for net capital	$ 408,314
Deduction for non-allowable assets:	
Furniture and equipment	184,518
Other assets	21,984
Due from sales brokers	18,177
Due from officers	16,113
Due from related entity	33,434
Other receivables	3,127
	277,353
Net Capital, before haircuts	130,961
Less haircuts	7,090
Net Capital	$ 123,871
Aggregate indebtedness – liabilities	$ 296,696
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 50,000
Excess net capital	$ 73,871
Percentage of aggregate indebtedness to net capital	2.4 to 1.0%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2001

Net capital, as reported in FOCUS, Part II A	$ 152,597
Audit adjustments related to:	
Accrual for customer claims	<100,000>
Transfer of employee costs to related companies	70,968
Other, net	306
Net capital, as computed above	$ 123,871

THE VOLUME INVESTOR, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2001

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

The broker dealer is in compliance with the conditions for exemption.

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
The Volume Investor, Inc.

In planning and performing our audit of the financial statements of The Volume Investor, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

Atlanta, Georgia
February 21, 2001